November 16, 2018

Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention:    Angela Lumley
Rufus Decker

Re:     Columbia Sportswear Company
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 22, 2018
Form 8-K Filed October 25, 2018
File No. 0-23939

Dear Ms. Lumley and Mr. Decker:

On behalf of Columbia Sportswear Company (the “Company”), we acknowledge receipt of the Securities and Exchange Commission Staff’s comment letter dated November 14, 2018, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2017, filed on February 22, 2018, and the Company’s Current Report on Form 8-K, filed on October 25, 2018.

The comment letter requires that the Company respond within ten business days or inform you of when the Company will respond. We hereby respectfully request an extension to respond by no later than December 12, 2018. This additional time will enable the necessary internal review related to the Company’s response to the comment letter and permit us to fully and properly respond to the points raised in your letter.

Thank you for your consideration. If you have any questions regarding our extension request, please contact our counsel, John Thomas at (503) 727-2144 at Perkins Coie LLP.

Sincerely,

/s/Jim A. Swanson
Jim A. Swanson
Senior Vice President, Chief Financial Officer